July 17, 2017

VIA OVERNIGHT DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:  Mr. Larry Spirgel

Re:Nexstar Media Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 28, 2017

Form 8-K Filed February 28, 2017

Response Dated June 15, 2017

File No. 000-50478

Dear Mr. Spirgel:

On behalf of Nexstar Media Group, Inc. (“Nexstar” or the “Company”), please find below Nexstar’s response to the comment letter dated June 30, 2017 (the “Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Nexstar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and Nexstar’s Form 8-K filed on February 28, 2017.

The numbered paragraphs below set forth the Staff’s comments from the Letter, followed by our response thereto.

Nexstar Media Group, Inc.

July 17, 2017

Form 8-K Filed February 28, 2017

Exhibit 99.1

2.  We note your response to comment 5. Please note that the prohibition of the use of per share non-GAAP financial measures depends on whether the non-GAAP measure can be used as a liquidity measure, even if management presents it solely as a performance measure. Also, please note that Free Cash Flow is a liquidity measure that must not be presented on a per share basis. Please comply with this comment in your next earnings release. Refer to Questions 102.05 and 102.07 of the Compliance and Disclosure Interpretations guidance on Non-GAAP measures issued on May 17, 2016.

Response:  The Company acknowledges the Staff’s comment.  In our future earnings release, beginning in the second quarter of 2017, we will no longer disclose either cash flow per share or cash flow per share metrics. However, because the investors who follow the Company have and will likely continue to track and discuss these measures, we intend to disclose in the future the number of fully-diluted shares outstanding as of the end of the most recent period in addition to our disclosure of forward-looking free cash flow guidance.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (972) 373-8800.

Sincerely,

/s/ Perry A. Sook

Perry A. Sook

President and Chief Executive Officer